Exhibit 99.1
Origin Agritech Limited

Notice of Annual General Meeting of Shareholders to be Held on August 26, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Origin Agritech Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), will be held at 10:00 am Beijing Time at Origin Agritech’s headquarters in Beijing.

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China +8610-58907588. At the meeting, management will present 2010 annual report with audited financial statements. There are no specific items that the board of directors requests the shareholders to vote on at this meeting, but the shareholders may transact any business as may properly come before the annual general meeting or any adjournment or postponement thereof.

All shareholders registered in the register of members at the close of business on August 26, 2011 can and are cordially invited to attend this annual general meeting of shareholders. Shareholders who cannot attend the meeting in person may appoint a proxy to attend the meeting.  A proxy card is enclosed with this notice. To ensure your representation at the annual general meeting, you are urged to mark, sign, and date and return the enclosed proxy as promptly as possible in the accompanying envelope.

For the Board of Directors

By:	/s/Liang Yuan
Name:	Liang Yuan
Title:	Chief Executive Officer

Beijing, China
August 26, 2011